Exhibit (a)(9)

Four Radnor Corporate Center, Suite 200

Radnor, PA 19087

Ph: (610) 687-8900 Fax: (610) 687-3688

www.pennvirginia.com

FOR IMMEDIATE RELEASE

PENN VIRGINIA CORPORATION ANNOUNCES RESULTS OF THE TENDER OFFER FOR ITS 4.50% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2012

RADNOR, PA (BusinessWire) April 13, 2011 – Penn Virginia Corporation (NYSE: PVA) announced today the expiration and final results of its previously announced cash tender offer for any and all of its outstanding 4.50% Convertible Senior Subordinated Notes due 2012 (the “Convertible Notes”), at a purchase price of $1,035.00 for each $1,000 principal amount of Convertible Notes validly tendered and not validly withdrawn. The tender offer expired at 12:00 midnight, New York City time, on April 12, 2011 (the “Expiration Date”).

As of the Expiration Date, approximately $225.1 million aggregate principal amount of the Convertible Notes, representing approximately 98% of the aggregate principal amount of the Convertible Notes outstanding prior to the tender offer, were validly tendered and not validly withdrawn. PVA accepted for purchase all Convertible Notes validly tendered and not validly withdrawn pursuant to the Offer, resulting in aggregate consideration of approximately $233.0 million (plus approximately $4.2 million in aggregate accrued interest), excluding any applicable tax withholding. Payment for the Convertible Notes tendered and accepted for purchase will be made on Wednesday, April 13, 2011. PVA intends to promptly cancel all the Convertible Notes it has accepted for purchase and upon giving effect to such cancellation, approximately $4.9 million aggregate principal amount of the Convertible Notes will remain outstanding.

J.P. Morgan Securities LLC acted as dealer manager and Global Bondholder Services Corporation served as information agent and depositary for the tender offer for the Convertible Notes.

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Penn Virginia Corporation (NYSE: PVA) is an independent natural gas and oil company focused on the exploration, acquisition, development and production of reserves in onshore regions of the U.S., including Texas, Appalachia, the Mid-Continent region and Mississippi.

For more information, please visit our website at www.pennvirginia.com.

Certain statements contained herein that are not descriptions of historical facts are “forward-looking” statements. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements.

Additional information concerning these and other factors can be found in our press releases and public periodic filings with the Securities and Exchange Commission. Many of the factors that will determine our future results are beyond the ability of management to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:	James W. Dean
Vice President, Corporate Development
Ph: (610) 687-7531 Fax: (610) 687-3688
E-Mail: invest@pennvirginia.com